

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 31, 2007

Mr. Eric H. Edwards
Chief Financial Officer
Queenstake Resources Ltd.
999-18th Street, Suite 2940
Denver, Colorado 80202

> **Re: Queenstake Resources Ltd.**
> **Form 40-F for the Year Ended December 31, 2005**
> **Filed on March 31, 2006**
> **Response Letter Dated January 12, 2007**
> **File No. 001-32368**

Dear Mr. Edwards:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated January 12, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 40-F for the Year Ended December 31, 2005

Note 23. Differences Between Canadian and United States Generally Accepted Accounting Principles, page 21

1. We note your response to comment four of our letter dated December 27, 2006. You have indicated that warrants were issued in a private placement and meet the criteria for classification as equity rather than debt under U.S. GAAP. Please tell us whether these securities were issued with registration rights and indicate if liquidated damages will be paid by you in the event that you fail to register the securities in a preset timeframe. If applicable, please tell us how such liquidated damages are computed.

Engineering Comments

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief